UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 11, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND NON-PUBLIC ISSUANCE OF H SHARES

UNDER A SPECIFIC MANDATE

The Board of the Company is pleased to announce that, at the Board meeting held on 10 July 2018, the Board passed the resolutions of Non-public Issuance of A Shares and Non-public Issuance of H Shares and intended to issue new A Shares and H Shares under a specific mandate. The Non-public Issuance of A Shares and Non-public Issuance of H Shares are subject to, among others, the approval of Shareholders at the EGM, and the approval of A Shareholders and H Shareholders at their respective A Shareholders Class Meeting and H Shareholders Class Meeting by way of special resolutions.

According to the proposal of the Non-public Issuance of A Shares, the number of shares to be issued under the Non-public Issuance of A Shares shall be not more than 1,616,438,355 shares (1,616,438,355 shares inclusive) and the gross proceeds of A Shares shall be not more than RMB11,800,000,000 (RMB11,800,000,000 inclusive). The Company and each of Juneyao Airlines, JuneYao Group and Structural Reform Fund entered into an A Share Subscription Agreement on 10 July 2018, respectively, and pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company agreed to allot and issue to the A Share Subscribers, being Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund, and the A Share Subscribers agreed to subscribe for not more than 342,465,753 A Shares, 1,000,000,000 A Shares and 273,972,602 A Shares of the Company, respectively.

According to the proposal of the Non-public Issuance of H Shares, the number of shares to be issued under the Non-public Issuance of H Shares shall be not more than 517,677,777 shares (517,677,777 shares inclusive) and the gross proceeds of H Shares shall be not more than HK$3,550,300,000 (HK$3,550,300,000 inclusive). The Company and Juneyao Airlines entered into an H Share Subscription Agreement on 10 July 2018, and pursuant to which, in accordance with and subject to the terms and conditions under the H Share Subscription Agreement, the Company agreed to allot and issue to the H Share Subscribers, being Juneyao Airlines and/or its designated controlled subsidiaries, and the H Share Subscribers agreed to subscribe for not more than 517,677,777 H Shares of the Company.

Please note that, apart from the approvals given by the Shareholders at the EGM and the A Shareholders and H Shareholders at their respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall be subject to the approval by the CSRC, the SASAC, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China. There is no assurance that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will proceed. Investors are advised to exercise caution when dealing in H shares. The Company will make timely disclosure on any matters in relation to further details of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

1.	Non-public Issuance of A Shares

1.1	Issuance proposal

Detailed proposal of the Non-public Issuance of A Shares of the Company is as follows:

(1)	Type and nominal value of shares to be issued

The A Shares to be issued under non-public issuance are domestically listed ordinary shares (A Shares) denominated in RMB, with par value of RMB1.00 each.

(2)	Method of issuance

The Non-public Issuance of A Shares is undertaken by way of non-public issuance to specific subscribers. The Company will issue shares to specific subscribers at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

(3)	Method of subscription

The subscribers of the Non-public Issuance of A Shares will make one-off subscription in cash.

(4)	Price benchmark date, pricing principles and issue price

The price benchmark date of the Non-public Issuance of A Shares shall be the first day of the issue period. The issue price, being the subscription price for the A Share Subscribers, shall be the average trading price (rounded up to the nearest two decimal places) of the A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date or the latest audited net asset per share attributable to holders of ordinary shares of the parent company of the Company as of the price benchmark date, whichever is higher.

Specifically, the average trading price of the A Shares for the 20 Shanghai Trading Days preceding the price benchmark date = total trading amount of A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date/total trading volume of A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in the share prices for the 20 Shanghai Trading Days, the trading prices for the Shanghai Trading Days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex-right or ex- dividend activities.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the price benchmark date to the issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the parent company accordingly.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the price benchmark date of the Non-public Issuance of A Shares to the issuance date, the issue price shall be adjusted on ex-right or ex-dividend basis.

The final issue price of A Shares under the Non-public Issuance of A Shares shall be determined by the Board or its authorized person(s), under the authorization granted at the EGM and Class Meetings, with the sponsor (the lead underwriter) of the Non-public Issuance of A Shares pursuant to the requirements of relevant laws and regulations and regulatory departments after being approved by the CSRC.

(5)	Subscribers and number of shares to be issued

The subscribers of the Non-public Issuance of A Shares are Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the above A Share Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company under the Hong Kong Listing Rules.

Juneyao Airlines primarily engages in the business of air transportation of passengers and cargo, covering domestic (including Hong Kong, Macau and Taiwan) air transportation of passengers and cargo, international air transportation of passengers and cargo and catering services, etc.

JuneYao Group is a modern service conglomerate that primarily engages in enterprise investment. The major operations that it actually engages in are enterprise investment and project investment. Through its subordinate companies, it engages in various businesses covering five segments, namely air transportation, financial services, modern consumption, education services and technology and innovation.

Structural Reform Fund is a “state-level” fund approved and named by the Premier of the State Council. It upholds significant missions such as optimising the structural reform of state-owned economy, improving industry concentration and enhancing the operational efficiency of state-owned capital. The fund focuses on the provision of support to projects such as industry optimization, transformation and upgrade, professional consolidation and international operation central of state- owned enterprises and key state-owned enterprises. It serves as a professional investment platform for supply-side structural reform in the state, promoting transformation and upgrade of central state- owned enterprises and key state-owned enterprises and encouraging a structural-reformed market operation.

The number of shares to be issued under the Non-public Issuance of A Shares shall be not more than 1,616,438,355 shares (1,616,438,355 shares inclusive) and the gross proceeds shall be not more than RMB11,800,000,000 (RMB11,800,000,000 inclusive). Pursuant to the A Share Subscription Agreement entered into between the Company and each of Juneyao Airlines, JuneYao Group and Structural Reform Fund, respectively, the number and amount of shares to be subscribed by the A Share Subscribers are as follows:

No.	Subscribers	Maximum number of shares to be subscribed	Proposed subscription amount (RMB)
1	Juneyao Airlines	342,465,753 shares	RMB2,500,000,000
2	JuneYao Group and/or its designated subsidiaries	1,000,000,000 shares	RMB7,300,000,000
3	Structural Reform Fund	273,972,602 shares	RMB2,000,000,000

	Total	1,616,438,355 shares	RMB11,800,000,000

In the event that the maximum number of A Shares to be issued by the Company (1,616,438,355 shares) × actual issue price ≤ maximum gross proceeds RMB11,800,000,000, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be 1,616,438,355 shares. Each A Share Subscriber shall subscribe A Shares in accordance with the maximum number of A Shares intended to be subscribed.

In the event that the maximum number of A Shares to be issued by the Company (1,616,438,355 shares) × actual issue price > maximum gross proceeds RMB11,800,000,000, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be determined based on the maximum gross proceeds (RMB11,800,000,000) divided by the actual issue price, and the final number of A Shares to be issued shall be calculated to the unit digit (rounded down). Based on the proportion of the maximum number of A Shares intended to be subscribed to the maximum number of A Shares to be issued, each A Share Subscriber shall adjust the number of A Shares to be subscribed accordingly.

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities during the period commencing from the date of resolution of the Board to the issuance date, the number of A Shares to be issued shall be adjusted accordingly. Within the aforementioned scope, the Board proposed to the EGM and Class Meetings to authorize the Board or authorized persons of the Board to determine the final amount of shares to be issued and the subscription amount of each subscriber with the sponsor (the lead underwriter) according to the progress of approval from the authority and actual situation when the issue is implemented. The number of shares to be issued under the Non-public Issuance of A Shares is subject to the final approval of the CSRC.

(6)	Use of proceeds

The gross proceeds to be raised from the Non-public Issuance of A Shares are determined based on the actual issue price and the final number of A Shares issued: gross proceeds = number of A Shares issued × actual issue price, and shall be not more RMB11,800,000,000 (RMB11,800,000,000 inclusive). After deducting relevant issuance expenses, the net proceeds to be raised from the Non- public Issuance of A Shares are intended to be used in the following projects:

		Aggregate amount of investment	Proposed amount of proceeds to be applied
No.	Name of projects	(RMB100 million)	(RMB100 million)
1	Introduction of 18 aircraft	96.70	90.21
2	Purchase of 15 aircraft simulators	13.27	9.96
3	Purchase of 20 standby engines	17.83	17.83

	Total	127.81	118.00

Note: Any discrepancies in the table between total and sum of amounts listed therein are due to rounding.

If the actual amount of net proceeds from the Non-public Issuance of A Shares is less than the proposed amount of proceeds to be applied in the above projects, the Company will adjust and determine the final specific investment projects, order of priority and the specific investment amounts of each project based on the actual amount of net proceeds and the priority of each project, and will make up for the shortfall by utilizing internal capital of the Company or through other financing methods.

Prior to receipt of the proceeds to be raised from the Non-public Issuance of A Shares, the Company may contribute self-raised funds in accordance with the actual needs and progress of the projects. Upon receipt of the proceeds to be raised, the Company will replace the funds in accordance with the requirements under relevant laws and regulations.

(7)	Lock-up period

The A Share Subscribers undertake to subscribe A Shares to be issued, and will not transfer the shares within thirty-six (36) months from the listing of A Shares under non-public issuance. If there are other requirements on the lock-up period of shares subscribed by the A Share Subscribers and the transfer of shares upon expiration from regulatory authorities related to the Non-public Issuance of A Shares, such other requirements shall be complied with. In the event that the A Shares subscribed by the A Share Subscribers are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company, the above lock-up arrangement shall also be complied with.

The A Share Subscribers who receive shares of the Company under the Non-public Issuance of A Shares and reduce their shareholding upon expiration of the lock-up period are required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Rules Governing the Listing Stocks on the Shanghai Stock Exchange, as well as the Articles of the Company.

(8)	Place of listing

A Shares to be issued under the non-public issuance will be listed and traded on the Shanghai Stock Exchange upon expiration of the lock-up period.

(9)	Arrangement of accumulated undistributed profits before Non-public Issuance of A Shares

Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of A Shares upon the completion of the Non-public Issuance of A Shares.

(10)	Validity period of the resolution of Non-public Issuance of A Shares

The resolution in relation to the Non-public Issuance of A Shares shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved at the EGM and the Class Meetings of the Company.

1.2	A Share Subscription Agreement

According to the proposal of the Non-public Issuance of A Shares, the Company and each of Juneyao Airlines, JuneYao Group and Structural Reform Fund entered into an A Share Subscription Agreement on 10 July 2018, respectively, and pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company agreed to allot and issue to the A Share Subscribers, being Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund, and the A Share Subscribers agreed to subscribe for not more than 342,465,753 A Shares, 1,000,000,000 A Shares and 273,972,602 A Shares of the Company, respectively.

The major terms of the A Share Subscription Agreement are the same as the proposal of the Non-public Issuance of A Shares disclosed above. Other major terms of the A Share Subscription Agreement are as follows:

Conditions precedent:	Each of the A Share Subscription Agreement is conditional upon fulfilment of the following conditions:

(1) The A Share Subscription Agreement is signed by both the Company and the corresponding A Share Subscribers,

(2)   In accordance with the articles of association of the A Share Subscribers, the A Share Subscribers’ competent decision-making bodies have passed the resolutions to approve the subscription of A Shares to be issued under the non-public issuance by the A Share Subscribers and other relevant matters,

(3)   The approval of the A Share Subscribers’ subscription of A Shares to be issued under the non-public issuance by the state-owned assets supervision department, industry regulation and management department and other regulatory organizations (if required) is obtained,

(4) The proposal of the Non-public Issuance of A Shares and relevant matters have been reviewed and approved by the Board, the EGM and the Class Meetings of the Company,

(5)   The approval of the Non-public Issuance of A Shares by the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China is obtained,

(6) The approval of the Non-public Issuance of A Shares by the SASAC is obtained,

(7) The approval of the Non-public Issuance of A Shares by the CSRC is obtained.

1.3	Specific mandate of Non-public Issuance of A Shares

The Company will convene the EGM and Class Meetings to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares under a specific mandate.

2.	Non-public Issuance of H Shares

2.1	Issuance proposal

Detailed proposal of the Non-public Issuance of H Shares of the Company is as follows:

(1)	Type and nominal value of shares to be issued

The H Shares to be issued under non-public issuance are ordinary shares (H Shares) listed on Hong Kong Stock Exchange to be subscribed and traded in Hong Kong dollars, with par value of RMB1.00 each.

Unless otherwise required by applicable laws and regulations of the PRC and the Articles, the H Shares under the non-public issuance shall rank pari passu with A Shares and H Shares in issue.

(2)	Method of issuance

The Non-public Issuance of H Shares is undertaken by way of non-public issuance to specific subscribers. The Company will issue shares to specific subscribers at an appropriate timing within the required validity period upon obtaining the approval of the CSRC.

(3)	Method of subscription

The subscribers of the Non-public Issuance of H Shares will make one-off subscription in cash.

(4)	Price benchmark date, pricing principles and issue price

The price benchmark date of the Non-public Issuance of H Shares shall be the first day of the issue period. The issue price, being the subscription price for the H Share Subscribers, shall be the average trading price (rounded up to the nearest two decimal places) of the H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date or the latest audited net asset per share attributable to holders of ordinary shares of the parent company of the Company as of the price benchmark date, whichever is higher.

Specifically, the average trading price of the H Shares for the 20 Hong Kong Trading Days preceding the price benchmark date = total trading amount of H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date/total trading volume of H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in the share prices for the 20 Hong Kong Trading Days, the trading prices for the Hong Kong Trading Days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex- right or ex-dividend activities.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the price benchmark date to the issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the parent company accordingly.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the price benchmark date of the Non-public Issuance of H Shares to the issuance date, the issue price shall be adjusted on ex-right or ex-dividend basis.

The final issue price of H Shares under the Non-public Issuance of H Shares shall be determined by the Board or its authorized person(s), under the authorization granted at the EGM and the Class Meetings, with the lead underwriter of the Non-public Issuance of H Shares pursuant to the requirements of relevant laws and regulations and domestic and overseas regulatory departments after being approved by domestic and overseas regulatory departments such as the CSRC and Hong Kong Stock Exchange or having completed the relevant domestic and overseas regulatory or approval processes.

(5)	Subscribers and number of shares to be issued

The subscribers of the Non-public Issuance of H Shares are Juneyao Airlines and/or its designated controlled subsidiaries. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the above H Share Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company under the Hong Kong Listing Rules.

The number of H Shares to be issued under the Non-public Issuance of H Shares shall be not more than 517,677,777 shares (517,677,777 shares inclusive).

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities during the period commencing from the date the issuance proposal of the Non-public Issuance of H Shares considered and passed by the Board to the issuance date, the number of H Shares to be issued under the Non-public Issuance of H Shares shall be adjusted accordingly. Within the aforementioned scope, the final number of H Shares to be issued shall be determined by the Board or authorized persons of the Board, under the authorization granted at the EGM and the Class Meetings, with the lead underwriter according to the actual situation when the issue is implemented. The number of H Shares to be issued under the Non-public Issuance of H Shares is subject to the final approval of the CSRC.

(6)	Use of proceeds

The gross proceeds to be raised from the Non-public Issuance of H Shares shall not be more than HK$3,550,300,000 (HK$3,550,300,000 inclusive), and shall all be used to supplement the general working capital of the Company, after deducting relevant issuance expenses.

(7)	Lock-up period

The H Share Subscribers undertake to subscribe H Shares to be issued and will not transfer the shares within thirty-six (36) months from the listing of Non-public Issuance of H Shares. If there are other requirements on the lock-up period of shares subscribed by the H Share Subscribers and the transfer of shares upon expiration from regulatory authorities related to the issuance, such other requirements shall be complied with. In the event that the H Shares subscribed by the H Share Subscribers are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company, the above lock-up arrangement shall also be complied with.

The H Share Subscribers who receive shares of the Company under the Non-public Issuance of H Shares and reduce their shareholding upon expiration of the lock-up period are required to comply with relevant requirements of laws, regulations, rules and regulatory documents, such as the Company Law of the People’s Republic of China and relevant regulatory rules of the Hong Kong Stock Exchange, as well as the Articles of the Company.

(8)	Place of listing

The Company will make application to the Hong Kong Stock Exchange for the listing and trading of H Shares to be issued under the Non-public Issuance of H Shares. H Shares to be issued under the non-public issuance can be traded on the Hong Kong Stock Exchange upon expiration of the lock- up period.

(9)	Arrangement of accumulated undistributed profits before Non-public Issuance of H Shares

Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of H Shares upon the completion of the Non-public Issuance of H Shares.

(10)	Validity period of the resolution of Non-public Issuance of H Shares

The resolution in relation to the Non-public Issuance of H Shares shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved at the EGM and the Class Meetings of the Company.

2.2	H Share Subscription Agreement

According to the proposal of the Non-public Issuance of H Shares, the Company and Juneyao Airlines entered into an H Share Subscription Agreement on 10 July 2018, and pursuant to which, in accordance with and subject to the terms and conditions under the H Share Subscription Agreement, the Company agreed to allot and issue to the H Share Subscribers, being Juneyao Airlines and/or its designated controlled subsidiaries, and the H Share Subscribers agreed to subscribe for not more than 517,677,777 H Shares of the Company.

The major terms of the H Share Subscription Agreement is the same as the proposal of the Non-public Issuance of H Shares disclosed above. Other major terms of the H Share Subscription Agreement are as follows:

Conditions precedent:	H Share Subscription Agreement is conditional upon fulfilment of the following conditions:

(1) H Share Subscription Agreement is signed by both the Company and Juneyao Airlines,

(2)   In accordance with the articles of association of the H Share Subscribers, the H Share Subscribers’ competent decision-making bodies have passed the resolutions to approve the subscription of H Shares to be issued under the non-public issuance by the H Share Subscribers and other relevant matters,

(3)   The approval of the H Share Subscribers’ subscription of H Shares to be issued under the non-public issuance by the state-owned assets supervision department, industry regulation and management department and other regulatory organizations (if required) is obtained,

(4) The proposal of the Non-public Issuance of H Shares and relevant matters have been reviewed and approved by the Board, the EGM and the Class Meetings of the Company,

(5)   The approval of the Non-public Issuance of H Shares by the Civil Aviation Administration of China (if needed) and/or the East China Regional Administration of the Civil Aviation Administration of China is obtained,

(6) The approval of the Non-public Issuance of H Shares by the SASAC is obtained,

(7) The approval of the Non-public Issuance of H Shares by the CSRC is obtained,

(8)   The approval and permission of the Listing Committee of Hong Kong Stock Exchange in respect of the listing and trading of all of the new H Shares issued under the Non-public Issuance of H Shares are obtained.

2.3	Specific mandate of Non-public Issuance of H Shares

The Company will convene the EGM and Class Meetings to consider, and if thought fit, approve (among others) the Non-public Issuance of H Shares under a specific mandate.

2.4	Possibility of application for listing

In the event that the Board, upon obtaining the specific mandate, proceed to exercise the specific mandate to issue new H Shares, the Company will make application to the Listing Committee of Hong Kong Stock Exchange for the listing and trading of all of the new H Shares issued under the Non-public Issuance of H Shares.

3.	Relationship between the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The Non-public Issuance of A Shares and the Non-public Issuance of H Shares are inter-conditional. “Inter-conditional” refers to the circumstance in which if the Non-public Issuance of A Shares or the Non- public Issuance of H Shares is not approved or verified by all the requirements of any of the applicable laws and regulations, including but not limited to the approval or verification by the Company’s EGM and Class Meetings, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China, the SASAC, the CSRC and other regulatory departments, or due to other reasons that results in the failure of issuance, any of the contents of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares will not be implemented.

4.	Impact on the shareholding structure of the Company by the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The number of shares to be issued under the Non-public Issuance of A Shares shall be not more than 1,616,438,355 shares (1,616,438,355 shares inclusive). The number of shares to be issued under the Non- public Issuance of H Shares shall be not more than 517,677,777 shares (517,677,777 shares inclusive). For illustrative purposes only, based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and the Non-public Issuance of H Shares:

(1)	the new A Shares intended to be issued will represent: (i) approximately 16.48% of the Company’s existing A Shares in issue and approximately 11.17% of its existing total share capital in issue as of the date of this announcement; and (ii) approximately 14.15% of the Company’s enlarged A Shares in issue and approximately 9.74% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares;

(2)	the new H Shares intended to be issued will represent: (i) approximately 11.11% of the Company’s existing H Shares in issue and approximately 3.58% of its existing total share capital in issue as of the date of this announcement; and (ii) approximately 10% of the Company’s enlarged H Shares in issue and approximately 3.12% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

Before the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the total share capital of the Company is 14,467,585,682 shares, of which, CEA Holding directly and indirectly owns 5,530,240,000 A Shares of the Company. Meanwhile, CEA Holding owns 2,626,240,000 H Shares of the Company through CES Global, representing approximately 56.38% of the total number of shares in issue of the Company in total, and is a controlling Shareholder of the Company.

Based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and    the Non-public Issuance of H Shares, upon completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the shareholding percentage of CEA Holding in the Company will decrease from 56.38% to a lowest of approximately 49.13%. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged. Juneyao Airlines, JuneYao Group and/or its designated subsidiaries intend to own in total not more than 10% of the enlarged A Shares of the Company and not more than 10% of the enlarged H Shares of the Company after issuance. The shareholding percentage of Structural Reform Fund shall be less than 2% of the Company’s enlarged total share capital after issuance.

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, pursuant to the information of the Company available in public and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

5.	Proceeds raised over the past 12 months

During the 12 months prior to the date of this announcement, the Company did not conduct any financing activities involving the issue of equity securities.

6.	Reasons for the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The Non-public Issuance of A Shares and the Non-public Issuance of H Shares are important measures in response to the mixed ownership reform of the PRC and significant strategies to promote the construction of “Five Centers” (namely “International Economic, Financial, Shipping, Trading, Technology Innovation”) and “Four Brands” (namely “Service, Made in Shanghai, Shopping in Shanghai and Shanghai Culture”) in Shanghai. The issuances will enable the Company to expand the scale of its fleet of aircraft, fulfil the demand of aviation training of the Company and supplement engine resources, with a view to fulfilling the rising business demand of the Company, enhancing the core competence of the Company’s major operations and further increasing the profitability of the Company. Meanwhile, the issuances are beneficial to reduce the gearing ratio of the Company, improve the shareholding structure and capital structure and lay a strong foundation for the Company to achieve its strategic goals.

The Directors are of the opinion that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares are in the interest of the Company and the Shareholders as a whole.

7.	Proposed amendments to the Articles

Upon the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, there will be changes in the Company’s registered capital, total amount of shares and etc. In light of the aforementioned circumstances, it was proposed in the EGM that approval be given in respect of authorizing the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company) upon the completion of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares, pursuant to the results of the Non- public Issuance of A Shares and the Non-public Issuance of H Shares, to make necessary amendments    to the relevant terms in the Articles of China Eastern Airlines Corporation Limited, such as Article 21 (requirements on the total amount of shares of the Company), Article 22 (requirements on the total amount of shares of and the proportion represented by each of A-shares and H-shares of the Company) and Article 25 (requirements on the Company’s registered capital), and perform in time the obligations of disclosure of relevant information.

The amendments to the Articles will become effective subject to the approval in the EGM and the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

8.	Authorization to the Board and its authorized persons

To ensure the smooth progress of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares of the Company, pursuant to the laws and regulations such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures for the Administration of the Listed Company Issuing New Shares, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies and the Hong Kong Listing Rules, as well as the rules of stock exchanges and relevant requirements of the Articles, the Board proposed to the EGM and Class Meetings of the Company to grant the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company) full discretion to conduct the relevant matters of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, including but not limited to:

(1)	authorizing the Board and its authorized persons, pursuant to the proposals for the Non-public Issuance of A Shares and the Non-public Issuance of H Shares considered and approved at the EGM and Class Meetings as well as the proposals upon the issuance, provided that all applicable laws and regulations and requirements or demands of relevant regulatory authorities or departments are complied with, to determine the manner of issuance, the amount to be issued, the issue price, subscribers, timing of issuance, issuance period and etc., as well as when there is a change or are changes in the policy of the regulatory departments in respect of the non-public issuance of shares, or in the market conditions, to make adjustments to the above solutions within the scope of the proposals for the purpose of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares approved at the EGM and Class Meetings;

(2)	authorizing the Board and its authorize persons, provided that regulatory requirements of the CSRC and other relevant regulatory departments are complied with, within the scope of the proposals passed at the EGM and Class Meetings for the purpose of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, to confirm the issue price and the total amount of shares issued to each of the subscribers;

(3)	authorizing the Board and its authorized persons to amend, supplement, sign, submit, present, and execute all the agreements or documents regarding the Non-public Issuance of A Shares, the Non- public Issuance of H Shares and share subscription, including but not limited to the subscription agreements and under which documents to be signed and required for the consummation of the closing, sponsor agreements, underwriting agreements, proceeds regulatory agreements, the agreements for the engagement of intermediaries, all the application documents submitted to the regulatory authorities such as the state-owned assets supervision departments, civil aviation supervision departments and the CSRC, all the application documents or forms submitted to the Hong Kong Stock Exchange in relation to the listing and trading of new shares, ancillary documents, correspondences (if any) with the state-owned assets supervision departments, civil aviation supervision departments, the CSRC and the Hong Kong Stock Exchange in relation to the issuance of new shares and share subscription, the forms, letters or documents submitted to Computershare Hong Kong Investor Services Limited, etc., as well as to handle the disclosure matters in relation to the issuance pursuant to the regulatory requirements;

(4)	authorizing the Board and its authorized persons, after the completion of the raising proceeds through the Non-public Issuance of A Shares and Non-public Issuance of H Shares, to proceed with the share registration procedures and listing, lock-up and authorize Computershare Hong Kong Investor Services Limited to issue share certificates sealed by the Company for securities issue to the subscribers of H Shares, do all appropriate and necessary acts within the scope of these terms of reference, make all necessary arrangement in relation to the newly issued H Shares to be admitted to participate in Central Clearing and Settlement System (as applicable), and complete the amendments to relevant terms in the Articles that are related to the share issue and the relevant industrial and commercial registration procedures based on the actual situations;

(5)	authorizing the Board and its authorized persons, within the scope of the resolutions at the EGM and Class Meetings, to make corresponding adjustments under the request from the departments that approved the resolutions in respect to the Non-public Issuance of A Shares, the Non- public Issuance of H Shares and the proposals of use of proceeds, approve and sign for the corresponding amendments to the issuance reporting documents in relation to financial reporting and earnings forecasts (if any), and pursuant to the actual progress and the actual demand of the proceeds investment projects, make appropriate adjustments to the plan of use of proceeds and the arrangements; and before the proceeds are in place, the Company may raise funds on its own to implement the proceeds investment project in advance and replace the funds when the proceeds are in place; and based on the requirements of the relevant laws and regulations, the requirements of the regulatory departments as well as the market conditions, to make necessary adjustments to the proceeds investment projects;

(6)	authorizing the Board and its authorized persons to sign the documents related to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares as well as to proceed with other matters related to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares;

(7)	authorizing the Board and its authorized persons to set up a special account for proceeds and proceed with the capital verification procedures related to the issuance;

(8)	authorizing the Board and its authorized persons to decide on and employ professional intermediaries undertaking works in relation to the issuance, including but not limited to the preparation and submission of documents in accordance with the regulatory requirements, determine to make payment therefor and other relevant matters;

(9)	authorizing the Board and its authorized persons, provided that all applicable laws and regulations are complied with as well as the requirements or demands from the relevant regulatory authorities or departments are fulfilled, to decide on and proceed with all other matters related to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

The authorization shall be effective for a period of twelve (12) months from the date of approval on the resolution of authorization at the EGM and the Class Meetings of the Company.

9.	EGM and the Class Meetings

The Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall be subject to, among others, the pass of special resolutions at the EGM by Shareholders and the pass of special resolutions by A Shareholders and H Shareholders at the respective A Shareholders Class Meeting and the H Shareholders Class Meeting, respectively. Therefore, it is proposed that the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting should be held to propose and vote, among others, to approve the resolutions in respect of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

Please note that, apart from the approvals given by the Shareholders at the EGM and A Shareholders and H Shareholders at their the respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall be subject to the approval by the CSRC, the SASAC, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China. There is no assurance that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will proceed. Investors are advised to exercise caution when dealing in H shares. The Company will make timely disclosure on any matters in relation to further details of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

10.	Definitions

“A Share Subscribers”	means Juneyao Airlines, JuneYao Group and and/or its designated subsidiaries and Structural Reform Fund

“A Share Subscription Agreement”	means the three conditional share subscription agreements in respect of the Non-public Issuance of A Shares entered into between the Company and Juneyao Airlines, JuneYao Group and Structural Reform Fund on 10 July 2018, respectively, pursuant to which, Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund will subscribe for no more than 342,465,753 A Shares, 1,000,000,000 A Shares and 273,972,602 A Shares, respectively

“A Shareholders”	means the holders of A Shares

“A Shareholders Class Meeting”	means the class meeting to be convened for the holders of A Shares on 30 August 2018 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Articles”	means the articles of association of the Company

“Board”	means the board of directors of the Company

“CEA Holding”	means China Eastern Air Holding Company Limited ( 中 國東方航空集團有限公司), the controlling Shareholder and a connected person of the Company

“CES Global”	means CES Global Holdings (Hong Kong) Limited ( 東航國際控股（香港）有限公司 ), a subsidiary of CEA Holding and a substantial Shareholder and connected person of the Company

“Class Meetings”	means A Shareholders Class Meeting and H Shareholders Class Meeting

“Company”	means China Eastern Airlines Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSRC”	means China Securities Regulatory Commission

“Directors”	means the directors of the Company

“EGM”	means the extraordinary general meeting of the Company to be convened on 30 August 2018 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

“Juneyao Airlines”	means Juneyao Airlines Co., Ltd. ( 上海吉祥航空股份有 限公 司 ), a joint stock limited company incorporated in the PRC with limited liability, whose A Shares are listed on the Shanghai Stock Exchange (A Share code: 603885)

“JuneYao Group”	means Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤 ( 集團 ) 有 限 公 司 ), the controlling shareholder of Juneyao Airlines

“H Share Subscribers”	means Juneyao Airlines and/or its designated controlled subsidiaries

“H Share Subscription Agreement”	means the conditional share subscription agreement of the Non-public Issuance of H Shares entered into between the Company and Juneyao Airlines on 10 July 2018, under which, H Share Subscribers will subscribe for no more than 517,677,777 H Shares

“H Shareholders Class Meeting”	means the class meeting to be convened for the holders of H Shares on 30 August 2018 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Hong Kong Trading Days”	means a day on which the Hong Kong Stock Exchange is open for trading of shares

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong

“Non-public Issuance of A Shares”	means the proposed issuance of not more than 1,616,438,355 A Shares of the Company, details of which are set out in the section headed “Non-public Issuance of A Shares” in this announcement

“Non-public Issuance of H Shares”	means the proposed issuance of not more than 517,677,777 H Shares of the Company, details of which are set out in the section headed “Non-public Issuance of H Shares” in this announcement

“PRC”	means the People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	means Renminbi, the lawful currency of the PRC

“SASAC”	means State-owned Assets Supervision and Administration Commission of the State Council

“Shanghai Trading Days”	means a day on which the Shanghai Stock Exchange is open for trading of shares

“Shareholder(s)”	means the shareholder(s) of the Company

“Structural Reform Fund”	means China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份有限公司 )

“%”	means per cent

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 10 July 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director)